CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2011 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

Each of the undersigned hereby consents to the references to, and the information derived from, the report titled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture (Elandsfontein and Frischgewaagd)” dated November 20, 2009 and to the references, as applicable, to the undersigned’s name in the 40-F, the AIF and the MD&A.

Turnberry Projects (Pty) Ltd.
Name: Gordon Cunningham
Title: Principal Engineer & Managing Director

/s/ Gordon Cunningham
Gordon I. Cunningham
Date: November 21, 2011

Turnberry Projects (Pty) Ltd.
Name: Timothy Spindler
Title: Principal Mining Engineer

/s/ Timothy Spindler
Timothy Spindler
Date: November 21, 2011